NOBLE QUESTS, INC.

3945 Wasatch Blvd., Suite 282

Salt Lake City, Utah 84124

June 7, 2007

SECURITIES AND EXCHANGE COMMISSION

Attn: Michele M. Anderson

Legal Branch Chief

Division of Corporation Finance

Mail Stop 3720

450 5th Street, NW

Washington DC, 20549

RE:       Noble Quests Inc.

Registration Statement on Form SB-2

File: 333-138479

Dear Ms. Anderson:

Pursuant to Rule 461 of Regulation C, Noble Quests, Inc., ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form SB-2 to Monday, June 11, 2007 or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

Noble Quests, Inc. acknowledges that:

•           should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

NOBLE QUESTS, INC.

/s/Shannon McCallum-Law

Shannon McCallum-Law, President